Exhibit 15.1

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

This file is intended to be a manifestation of certain data in the subject report and as such is subject to the same conditions thereof. The information and data contained in this file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

March 9, 2023

PetroChina Company Limited

9 Dongzhimen North Street, Dongcheng District

Beijing 100007

P.R. China

Ladies and Gentlemen:

Pursuant to your request, this report of third party presents an independent evaluation, as of December 31, 2022, of the extent of the estimated net proved oil, condensate, light hydrocarbon (hereinafter referred to as natural gas liquids (NGL)), and gas reserves of certain properties in which PetroChina Company Limited (PetroChina) has represented it holds an interest. This evaluation was completed on March 9, 2023. The properties evaluated herein are located in China as well as Indonesia, Iraq, Kazakhstan, Mongolia, Oman, and the United Arab Emirates (collectively referred to herein as Other Countries). PetroChina has represented that these properties account for 40.58 percent on a net equivalent barrel basis of PetroChina’s net proved reserves as of December 31, 2022. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules

4–10(a) (1)–(32) of Regulation S–X of the United States Securities and Exchange Commission (SEC). This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by PetroChina.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2022. Net reserves are defined as that portion of the gross reserves attributable to the interests held or controlled by PetroChina after deducting all interests held by others.

Certain properties in which PetroChina holds an interest are subject to the terms of various production sharing agreements. The terms of these agreements generally allow for working interest participants to be reimbursed for portions of capital costs and operating expenses and to share in the profits. The reimbursement and profit proceeds are converted to a barrel of oil equivalent or standard cubic foot of gas equivalent by dividing by product prices to estimate the “entitlement reserves.” These entitlement reserves are equivalent in principle to net reserves and are used to calculate an equivalent net share, termed an “entitlement interest.” In this report, PetroChina’s net reserves or interest for certain properties subject to these agreements is the entitlement based on PetroChina’s working interest.

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Estimates of reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in this evaluation was obtained from PetroChina. In the preparation of this report we have relied, without independent verification, upon such information furnished by PetroChina with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

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(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

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(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (revised June 2019) Approved by the SPE Board on 25 June 2019” and in Monograph 3 and Monograph 4 published by the Society of Petroleum Evaluation Engineers. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by PetroChina, and analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

The proved undeveloped reserves estimates were based on opportunities identified in the plan of development provided by PetroChina.

PetroChina has represented that its senior management is committed to the development plan provided by PetroChina and that PetroChina has the financial capability to execute the development plan, including the drilling and completion of wells and the installation of equipment and facilities.

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When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance methods were used to estimate OOIP and OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP and OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors based on an analysis of reservoir performance, including production rate, reservoir pressure, and reservoir fluid properties.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. Reserves were estimated only to the limits of economic production as defined under the Definition of Reserves heading of this report.

In certain cases, reserves were estimated by incorporating elements of analogy with similar wells or reservoirs for which more complete data were available.

In the evaluation of undeveloped reserves, type-well analysis was performed using well data from analogous reservoirs for which more complete historical performance data were available.

For the evaluation of unconventional reservoirs, a performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for this report. Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior. These analyses were performed for all well groupings (or type-curve areas).

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Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the effect of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs.

Data provided by PetroChina from wells drilled through November 30, 2022, and made available for this evaluation were used to prepare the reserves estimates herein. These reserves estimates were based on consideration of monthly production data available for certain properties only through August 2022. Estimated cumulative production as of December 31, 2022, was deducted from the estimated gross ultimate recovery to estimate gross reserves. This required that production be estimated for up to 4 months.

Oil and condensate reserves estimated herein are to be recovered by normal field separation. NGL reserves estimated herein include pentanes and heavier fractions (C5+) and ethane, propane, and butane fractions, and are the result of low-temperature plant processing. As represented by PetroChina, certain fields also produce C5+ as a result of oil processing. Oil, condensate, and NGL reserves included in this report are expressed in thousands of barrels (103bbl). In these estimates, 1 barrel equals 42 United States gallons. For reporting purposes, oil, condensate, and NGL reserves have been estimated separately and are presented herein as a summed quantity.

Gas quantities estimated herein are expressed as marketable gas, fuel gas, and sales gas. Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of the nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage. Fuel gas is defined as that portion of the gas consumed in field operations. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas reserves estimated herein are reported as marketable gas, fuel gas, and sales gas.

Gas quantities associated with the properties in China are expressed at a temperature base of 68 degrees Fahrenheit (°F) and at a pressure base of 14.696 pounds per square inch absolute (psia). Gas quantities associated with the properties in Other Countries are expressed at a temperature base of 60°F and at a pressure base of 14.7 psia. Gas quantities included in this report are expressed in millions of cubic feet (106ft3).

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Gas quantities are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir. Associated gas is both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. Gas quantities estimated herein include both associated and nonassociated gas.

At the request of PetroChina, marketable gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Primary Economic Assumptions

This report has been prepared using initial prices, expenses, and costs provided by PetroChina in United States dollars (U.S.$). Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the reserves reported herein:

Oil, Condensate, and NGL Prices

PetroChina has represented that the oil, condensate, and NGL prices were based on reference prices, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. PetroChina supplied the appropriate differentials to the reference prices.

PetroChina has represented that the 12-month average oil, condensate, and NGL prices for the fields in China were based on a 12-month average Dubai reference price of U.S.$96.08 per barrel with appropriate differentials applied to this reference price. The volume-weighted average oil and condensate price in China attributable to the estimated proved reserves was U.S.$91.16 per barrel. The volume-weighted average NGL price in China attributable to the estimated proved reserves was U.S.$46.48 per barrel. The oil, condensate, and NGL prices in China were held constant for the lives of the properties.

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PetroChina has also represented that the 12-month average oil and condensate prices for the fields in Other Countries were based on 12-month average reference prices of U.S.$98.50 per barrel for an international Brent reference price and U.S.$95.36 per barrel for an Oman reference price with appropriate differentials applied to these reference prices. The volume-weighted average oil and condensate price in Other Countries attributable to the estimated proved reserves was U.S.$78.74 per barrel. The volume-weighted average NGL price in Other Countries attributable to the estimated proved reserves was U.S.$14.79 per barrel. The oil, condensate, and NGL prices in Other Countries were held constant for the lives of the properties.

Gas Prices

PetroChina furnished the gas prices in China and has represented that the gas prices in China are defined by contractual agreements. The volume-weighted average gas price in China attributable to the estimated proved reserves was U.S.$7.05 per thousand cubic feet. The gas prices in China were held constant for the lives of the properties.

PetroChina has also represented that all of the gas reserves in Other Countries will be sold through contractual agreements and the gas prices are defined by these contracts. The volume-weighted average gas price in Other Countries attributable to the estimated proved reserves was U.S.$1.25 per thousand cubic feet. The gas prices in Other Countries were held constant for the lives of the properties, except for certain properties where escalations are contractually allowed under the terms of the gas sales agreements.

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Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of operating expenses, provided by PetroChina and based on existing economic conditions, were held constant for the lives of the properties. Future capital expenditures were estimated using 2022 values, provided by PetroChina, and were not adjusted for inflation. In certain cases, forecasts of future operating expenses, either higher or lower than current expenses, have been used to correspond to the production profiles included herein, but no general escalation that might result from inflation was applied. Abandonment costs, which are those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment, were provided by PetroChina for all properties and were not adjusted for inflation. Operating expenses, capital costs, and abandonment costs were considered, as appropriate, in determining the economic viability of the undeveloped reserves estimated herein.

Taxes

For PetroChina’s properties in China, local taxes and value-added taxes were considered in determining the economic limit for reserves estimated herein. The tax provisions provided by PetroChina were assumed to remain unchanged from current legislation. Future Chinese income tax was not taken into account in the preparation of the estimates for the fields in which only extensions and discoveries were evaluated.

For PetroChina’s properties in Other Countries, local taxes were applied where appropriate. The tax provisions provided by PetroChina were assumed to remain unchanged from current legislation.

Royalties

In properties where royalties are paid in kind, the petroleum quantities associated with these royalties are excluded from the net proved reserves estimates. For properties where royalties are paid in cash, these royalties are considered production taxes and associated quantities have not been excluded from the net proved reserves estimates. PetroChina has represented that it has no royalty obligations for the properties in China that were evaluated for this report.

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In our opinion, the information relating to estimated proved reserves of oil, condensate, NGL, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4 and 932-235-50-6 through 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the FASB and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the SEC; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

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Summary of Conclusions

DeGolyer and MacNaughton has performed an independent evaluation of the extent of the estimated net proved oil, condensate, NGL, and gas reserves of certain properties in which PetroChina has represented it holds an interest. The estimated net proved reserves, as of December 31, 2022, attributable to the properties evaluated herein, which represent 40.58 percent of PetroChina’s reserves on a net equivalent basis, were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (103bbl), millions of cubic feet (106ft3), and thousands of barrels of oil equivalent (103boe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2022
	Proved Developed	Proved Undeveloped	Total Proved
China
Oil, Condensate, and NGL, 10[3]bbl	1,410,327	534,159	1,944,486
Marketable Gas, 10[6]ft3	17,203,655	12,704,518	29,908,173
Fuel Gas, 10[6]ft3	989,803	698,934	1,688,737
Sales Gas, 10[6]ft3	16,213,852	12,005,584	28,219,436
Oil Equivalent, 10[3]boe	4,277,603	2,651,579	6,929,182
Other Countries
Oil, Condensate, and NGL, 10[3]bbl	422,880	119,329	542,209
Marketable Gas, 10[6]ft3	565,020	41,300	606,320
Fuel Gas, 10[6]ft3	1,016	0	1,016
Sales Gas, 10[6]ft3	564,004	41,300	605,304
Oil Equivalent, 10[3]boe	517,050	126,212	643,262
Total China and Other Countries
Oil Condensate, and NGL, 10[3]bbl	1,833,207	653,488	2,486,695
Marketable Gas, 10[6]ft3	17,768,675	12,745,818	30,514,493
Fuel Gas, 10[6]ft3	990,819	698,934	1,689,753
Sales Gas, 10[6]ft3	16,777,856	12,046,884	28,824,740
Oil Equivalent, 10[3]boe	4,794,653	2,777,791	7,572,444

Notes:

1.

The estimates of PetroChina’s net proved reserves in Other Countries include 210,455 10[3]bbl of oil, condensate, and NGL reserves and 327,775 10[6]ft3 of sales gas reserves that are attributable to minority interests held by others.

2.

PetroChina has represented that the estimates of net proved reserves in China include 5,261 10[3]bbl of oil, condensate, and NGL reserves and 148 10[6]ft3 of sales gas reserves that are attributable to minority interests held by others.

3.	Estimates of total proved reserves include 89,252 10[3]bbl of NGL reserves in China.
4.	Marketable gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

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While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2022, estimated reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in PetroChina. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of PetroChina. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

Federico Dordoni, P.E. Executive Vice President DeGolyer and MacNaughton

DEGOLYER AND MACNAUGHTON

CERTIFICATE of QUALIFICATION

I, Federico Dordoni, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.

That I am an Executive Vice President with DeGolyer and MacNaughton, which firm did prepare the report of third party addressed to PetroChina dated March 9, 2023, and that I, as Executive Vice President, was responsible for the preparation of this report of third party.

2.

That I attended Buenos Aires Institute of Technology (ITBA) University, and that I graduated with a degree in Petroleum Engineering in the year 2004; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 18 years of experience in oil and gas reservoir studies and reserves evaluations.

Federico Dordoni, P.E. Executive Vice President DeGolyer and MacNaughton